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                    PROMISSORY NOTE AND SECURITY AGREEMENT


$100,000.00                                                    November 18, 1998


     FOR VALUE RECEIVED, George N. Falsone ("Obligor"), promises to pay to the order of Full Power Group, Inc., a Florida corporation (together with its successors and assigns, the "Company"), the principal sum of One Hundred Thousand Dollars ($100,000.00) (the "Principal"), plus interest on the unpaid balance at the rate of six percent (6%) per annum from the date hereof, on the terms and conditions set forth below:

     1.  PAYMENT OF PRINCIPAL.

         1.1 The Obligor shall pay the Principal and all accrued and unpaid interest thereon at any time upon written request by the Company.

         1.2 Notwithstanding the foregoing, Obligor may prepay all or any portion of the Note at any time, without premium or penalty.

         1.3 All payments due under this Note shall be delivered to the Company at its executive offices in Lakewood, Ohio, or at such other place as may be designated in writing by the Company from time to time.

     2.  SECURITY INTEREST AND PLEDGE OF SHARES.

         2.1 This Note represents the purchase price paid for 380,000 shares of common stock, par value $0.001 per share, of the Company (the "Shares") purchased pursuant to that certain Stock Option Purchase Agreement (the "Option Agreement"), dated September 27, 1998, between Anthony Derrick and Obligor (as assignee of the Company).

         2.2 As security for payment of the Principal and accrued and unpaid interest thereon, Obligor hereby irrevocably assigns and pledges to the Company all of the Shares and any other shares of stock of the Company that Obligor becomes entitled to receive directly as a result of Obligor's ownership of the Shares (collectively, the "Pledged Shares"). The Company shall be entitled to retain possession of the Pledged Shares until this Note is paid in full.

         2.3 For as long as any portion of this Note remains unpaid, Obligor shall not be entitled to sell, make a gift of, encumber or otherwise transfer the Pledged Shares or any interest therein; provided that Obligor shall have the right to vote and exercise all other rights incident to the ownership of the Pledged Shares (including, without limitation, the right to receive dividends and any other distributions on the Pledged Shares) for as long as Obligor is not in default under this Note.


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     3.  NO RECOURSE.  Obligor shall have no personal liability or obligation to the Company under this Note. The Company shall look solely to the Pledged Shares for the payment of all amounts owed hereunder.

     4. CERTAIN WAIVERS. Obligor hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that Company may accept security for this Note or release security for this Note, all without in any way affecting the liability of Obligor hereunder.

     5. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflict of laws principles.

     IN WITNESS WHEREOF, the undersigned has caused this Note to be executed at Cleveland, Ohio as of the date first set forth above.


                                       /s/ GEORGE N. FALSONE
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                                       GEORGE N. FALSONE

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